Mail Stop 4561

December 7, 2006

Paul Moore
Chief Financial Officer
Bank of the Ozarks, Inc.
12615 Chenal Parkway, P.O. Box 8811
Little Rock, Arkansas 72231

> **RE: Bank of the Ozarks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 333-27641**

Dear Mr. Moore,

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Portions of the Registrant's 2005 Annual Report to Stockholders

Report of Independent Registered Public Accounting Firm, page 36

1. Please revise the auditors' report on the financial statements to state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as opposed to the auditing standards of the Public Company Accounting Oversight Board (United States). Refer to SEC Release No. 34-49707.

Note 8. Subordinated Debentures, page 49

2. Please revise to make the disclosures required by Rule 3-10(b)(4) of Regulation S-X which requires disclosure in a footnote stating that the issuer is a 100%-owned finance subsidiary of the parent company and the parent company has fully and unconditionally guaranteed the securities. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X. If you do not believe these disclosures are required, please tell us why.

Exhibit 31 Section 302 Certifications

3. Please revise to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Specifically:

    a. do not include the individual title of the certifying individual at the <u>beginning</u> of the certification; and

    b. only use the word "report" in paragraphs 2-4 as compared to "annual report" or "quarterly report".

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant